April 9, 2026

Nathan Kroeker
Interim Chief Financial Officer
Eos Energy Enterprises, Inc.
3920 Park Avenue
Edison, New Jersey 08820

        Re: Eos Energy Enterprises, Inc.
            Form 10-K for the Year Ended December 31, 2025
            File No. 001-39291
Dear Nathan Kroeker:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2025
Notes to the Financial Statements
Note 13. Borrowings, page 84

1. We note your disclosure on page 74 that in November 2025, the Company settled
       $200,000 aggregate principal amount of the $250,000 outstanding May 2025 Convertible
       Notes for $564,648 and that the settlement was accounted for as an induced conversion in accordance with ASC 470-20 Debt with Conversion and Other Options. We also note that the induced conversion resulted in the recognition of an inducement expense of
       $63,471. Please explain to us how you calculated or determined the amount of the inducement expense and amount recognized as a reduction to additional paid in capital, and explain to us your basis for that accounting. Also, in accordance with the guidance in
       ASC 470-20-50-1E, please tell us and revise to disclose in future filings, any changes to conversion or exercise prices that occurred during the year.
 April 9, 2026
Page 2




       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Michael Silberman